FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F     ✓   Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ____ No    ✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.
N/A

This Form 6-K consists of:

A press release regarding the partnership between the Energy research Centre of the Netherlands (ECN) and JA Solar Holding Co., Ltd. (the “Registrant”), made by the Registrant in English on June 10, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By /s/ Peng Fang
Name: Peng Fang
Title: Chief Executive Officer

Date: June 11, 2010

JA Solar and ECN Join Efforts to Introduce High Efficiency Photovoltaic Modules

MUNICH- June 10, 2010- JA Solar Holdings Co., Ltd., (Nasdaq: JASO), a leading manufacturer of high-performance solar power products, today announced at Intersolar Europe that it has partnered with the Energy research Centre of the Netherlands (ECN) to introduce the metal wrap through (MWT) solar cell and module technology into production.

Through this partnership, JA Solar and ECN will work together to produce cost-effective, high-efficiency solar modules that have the promise to reduce the cost of electricity, generated through solar energy. The MWT technology minimizes shading loss at the front cell surface, resulting in an increased active front surface area of the solar cell. Modules can be assembled in a fully automated process with Eurotron equipment. This technology allows handling of thin solar cells at high throughput and yield. ECN has recently successfully manufactured high-efficiency MWT solar modules, achieving a world record efficiency in 2009 of 17.0 percent (aperture area) for photovoltaic modules with multi-crystalline silicon cells.

“We are very pleased to be working with ECN to develop the next generation MWT solar cell technology for high efficiency solar modules,” said Yong Liu, senior VP of Manufacturing and CTO of JA Solar. “The MWT technology can effectively increase photovoltaic module conversion efficiency with the benefit of higher power output and it allows further reduction of material costs, lowering the cost of solar electricity,” he said.

“A crucial element in ECN’s mission is to bring technology to application,” said Ton Hoff, managing director of ECN. “We are therefore very happy that ECN’s technology is going to be industrialized in cooperation with a leading innovative partner like JA Solar.”

“We are excited that the largest cell manufacturer intends to produce MWT cells,” said Bram Verschoor, commercial director of Eurotron. “This opens up an enormous market potential for our MWT module manufacturing equipment. We are very pleased with ECN’s support to bring our technology to the market," he said.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

About ECN

The Energy research Centre of the Netherlands (ECN) is a leading institute in the Netherlands for energy and environmental research and policy advice. ECN develops high-quality knowledge and technology for the transition to sustainable energy management. ECN introduces this knowledge and technology to the market. ECN’s focus is on energy conservation, sustainable energy and an efficient and clean use of fossil fuels. For more information, please visit www.ecn.nl.

About Eurotron

Eurotron is a company, specialized in powerful equipment for module manufacturing. A team of dedicated employees invents and produces handling equipment in order to address tomorrows PV needs today. A pro-active attitude and a strong orientation on customer demands have been key factors for Eurotron’s success. For more information, visit http://www.eurotron.nl.

Contact:
Alexis Pascal
Stapleton Communications
alexis@stapleton.com
1.650.470.0200